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                                  EXHIBIT 99.7


                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                             AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES - OXLEY ACT OF 2002


        In connection with the annual report of Kinross Gold Corporation (the "Company") on Form 40-F for the year ended December 31, 2004, Tye W. Burt hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

        1.      The annual report fully complies with the requirements of
                Section 13(a) of the Securities Exchange Act of 1934; and

        2. The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.


February 14, 2006                    /s/ Tye W. Burt
     (Date)                          ---------------
                                     Tye W. Burt (principal executive officer)